# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNION BANKSHARES INC, CIK 0000706863
CUSIP: 905400107
Title of class of securities: Common Stock, $2.00 Par Value
Address of issuer's principal executive offices: 20 Lower Main St., P.O. Box 667, Morrisville, Vermont (VT), 05661
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001434993
Persons authorized to receive notices and communications: TIGH II, LLC, The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina (SC), 29405, 843-744-5174; Christopher J. Hubbert, 1375 East Ninth Street, 29th Floor, Cleveland, Ohio (OH), 44114, 216-736-7215

## Reporting persons
- Zucker Anita G (CIK 0001434993): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 347,994; sole dispositive power 0; shared dispositive power 347,994; aggregate amount beneficially owned 347,994 (7.54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $2.00 Par Value
Name of issuer: UNION BANKSHARES INC
Address of issuer's principal executive offices: 20 Lower Main St., P.O. Box 667, Morrisville, Vermont (VT), 05661
Comment: This Schedule 13D relates to shares of common stock, $2.00 par value, of Union Bankshares, Inc., a Vermont corporation ("Union Bank"), with principal executive offices located at 20 Lower Main St. P.O. Box 667 Morrisville, Vermont 05661, beneficially owned by TIGH II, LLC, Above TIGH, LLC and The InterTech Group Foundation, Inc. (collectively referred to as the "Zucker Entities"), all controlled by Anita G. Zucker, as Trustee of The Article 6 Marital Trust under The First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007.

## Item 2. Identity and Background
Name of person filing: Anita G. Zucker a citizen of the State of South Carolina and the United States of America. Mrs. Zucker's principal occupation is as the chairperson and chief executive officer of The InterTech Group, Inc.
Residence or business address:
TIGH II, LLC is a Delaware limited liability company owned by The InterTech Group Inc., which is controlled by The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007. TIGH II holds investments in various companies. Mrs. Zucker is the president of TIGH II and the trustee and beneficiary of the Marital Trust.

Above TIGH, LLC is a Delaware limited liability company wholly-owned by The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007. Mrs. Zucker is the President and Manager of Above TIGH, LLC and the trustee and beneficiary of the Marital Trust.

The InterTech Group Foundation, Inc., is a South Carolina non-profit corporation. Mrs. Zucker is the President and Director of The InterTech Group Foundation, Inc.
Present principal occupation or employment: The business addresses of Mrs. Zucker and the Zucker Entities are c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405.
Criminal convictions in the last five years: During the last five years, neither Mrs. Zucker nor any of the Zucker Entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 347,994 shares of common stock of Union Bank (the "Shares") reported in this Schedule 13D were purchased by the Zucker Entities for $8,176,999.89 using available funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Zucker Entities have acquired the Shares for investment purposes and continually reviews the performance of this investment and their investment alternatives. As part of the ongoing review of their investment in the Shares, the Zucker Entities may explore from time to time a variety of alternatives, including the acquisition of additional securities of Union Bank, or the disposition of securities of Union Bank in the open market or in privately negotiated transactions. The Zucker Entities may explore, support, sponsor or promote other alternatives with respect to its investment in the Shares, including but not limited to an extraordinary corporate transaction involving Union Bank, other changes in the present board of directors or management of Union Bank, changes in management's compensation, or changes in Union Bank's business or corporate structure. As substantial shareholders, the Zucker Entities Mrs. Zucker expect to communicate from time to time in the future to management and the board of directors their views as to matters that they believe will benefit Union Bank and its shareholders.

Although the prior paragraph reflects activities presently contemplated by the Zucker Entities with respect to Union Bank, the Zucker Entities' plans may change at any time, and they may not take any of the actions referred to above.

Except as set forth above, as of the date of this Schedule 13D, the Zucker Entities do not have any plan or proposal that relates to or would result in:

(a) The acquisition by any person of additional securities of Union Bank, or the disposition of securities of Union Bank;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Union Bank or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Union Bank or any of its subsidiaries;

(d) Any change in the present board of directors or management of Union Bank, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Union Bank;

(f) Any other material change in Union Bank's business or corporate structure;

(g) Changes in Union Bank's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Union Bank by any person;

(h) Causing a class of securities of Union Bank to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Union Bank becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, The Zucker Entities reserve the right to effect any such actions as they may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Zucker Entities are the record owners of 347,994 shares of common stock, which is 7.54% of the 4,614,052 outstanding common shares of Union Bank on May 12, 2026, according to the company's Quarterly Report on Form 10-Q filed May 8, 2026. As the president and indirect owner of the Zucker Entities, Mrs. Zucker is considered the beneficial owner of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Mrs. Zucker and the Zucker Entities share the power to vote and to dispose of the Shares.
Transactions in the class effected during the past sixty days:
During past sixty days, the Zucker Entities have acquired 304,602 shares of Union Bank in open market transactions through a broker. These transactions are detailed in the following table.

Date of Transaction Number of Shares Price Per Share Bought or Sold
03/19/2026 306 $22.73 Buy
03/20/2026 448 $22.60 Buy
03/25/2026 3,848 $23.47 Buy
05/12/2026 300,000 $23.54 Buy
Other persons with the right to receive dividends or sale proceeds: Mrs. Zucker and the Zucker Entities share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 5/12/2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Zucker Anita G: /s/ Anita G. Zucker, Anita G. Zucker, as Trustee for The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007 (05/18/2026)
- Zucker Anita G: TIGH II, LLC /s/ Anita G. Zucker, Anita G. Zucker, President (05/18/2026)
- Zucker Anita G: ABOVE TIGH, LLC /s/ Anita G. Zucker, Anita G. Zucker, President (05/18/2026)
- Zucker Anita G: THE INTERTECH GROUP FOUNDATION, INC. /s/ Anita G. Zucker, Anita G. Zucker, President (05/18/2026)